MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, Kentucky 40505

July 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	Peggy A. Fisher Assistant Director

Re:	MedPro Safety Products, Inc. Registration Statement on Form S-1 (File No. 333-149163) Response to Staff Comments

Dear Ms. Fisher:

MedPro Safety Products, Inc. ("MedPro") hereby submits the following responses to comments 1 and 2 in the letter from the Commission's staff dated July 29, 2008.  MedPro has previously responded to the other comments in the July 29, 2008 letter in conjunction with filing amendments to its 2007 and 2008 Annual Reports on Form 10-K and 2008 and 2009 Quarterly Reports on Form 10-Q.

Selling Stockholders pg. 17

Comment:

1.	We note the disclosure in footnote 8 to the table. Please identify the selling shareholders and the number of shares each is offering prior to requesting acceleration.

Response:	MedPro is no longer registering shares for resale by any selling stockholders other than those listed in the table.

Comment:

2.	We note your response to prior comment 5. Please disclose in your prospectus the information provided in your response to this comment.

Response:	The information provided in response to Comment 5 to the staff’s comment letter dated March 6, 2008 has been included in the prospectus. The information has been updated through June 30, 2009.

MedPro Safety Products, Inc. hereby acknowledges that:

•	MedPro Safety Products, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

•	MedPro Safety Products, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (859) 225-5375 or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ Marc T. Ray

Marc T. Ray
Chief Financial Officer